SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April 19, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 19, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

April 18, 2006
Ivanhoe Mines to begin drilling at Amethyst Castle
Copper-Gold-Uranium Project, Mt. Isa District, Australia
BRISBANE, AUSTRALIA — Douglas Kirwin, Ivanhoe Mines Executive Vice-President, Exploration, announced today that Ivanhoe Cloncurry Mines Pty. Ltd., a wholly-owned subsidiary of Ivanhoe Mines, will begin drilling at the 100%-owned Amethyst Castle and Three Amigos copper, gold and uranium prospects in the Mt. Isa District, northwestern Queensland, Australia.
An initial 5,000-metre drill program will focus on the strongest combined anomalies identified from a recently completed geophysical program and previous copper and gold soil anomalies.
High-resolution ground magnetics and magnetometric resistivity surveys were completed over a 2.5-kilometre by 2.0-kilometre grid, followed by a dipole-dipole Induced Polarization (IP) survey over a 1.5-kilometre by 1.0-kilometre grid within the prospect area. The magnetic survey highlighted possible magnetite destruction associated with zones of higher resistivity. These zones, in turn, correlate with higher chargeability zones defined by the IP survey. The geophysical surveys were conducted by GAP Geophysics using its patented SAM (sub audio magnetics) technique under the direction of Ivanhoe’s senior geophysicist, Peter Eagleton. The IP survey lines will be extended to investigate additional anomalies on three sides of the grid.
The geophysical results are highly encouraging as they establish potential for significant near-surface mineralization to the depth of the IP response at approximately 200 metres below surface. From the limited previous drill information, intercepts of iron oxide, copper and gold (IOCG) mineralized breccias correlate with the chargeability highs. The new geophysical data also indicates that much of the previous shallow drilling on the property, by other companies, missed the anomalous zones. A radiometric survey flown in 1991 also defines a significant uranium anomaly associated with the chargeability response.
The structural interpretation of the geophysical data points to an initial mineralizing event at Amethyst Castle related to a major north-south structural corridor. This fluid pathway has created a zone of hematite cemented breccias carrying gold, copper and uranium within the granite host rock, with similarities in style of mineralization to the Olympic Dam Mine in South Australia.
Amethyst Castle Prospect
The Amethyst Castle prospect is located seven kilometres north-northwest of the former Selwyn Mill. Early workings at Amethyst Castle probably date back to the period between 1915 and 1919, and include a shaft excavated to a depth of approximately 30 metres.

Two large hematite-silica-altered heterolithic breccia bodies (eastern and western breccia) have been identified. The eastern and western breccias are each greater than 600 metres long and 400 metres wide, and are coincident with similarly large soil and RAB copper-gold anomalies. All drilling prior to 2002 was within the western breccia zone. The two small excavations in the western breccia zone have significant hydrothermal brecciation with secondary copper development. This suggests that they are host to a major pulse of iron-copper-gold-uranium mineralizing fluids.
The mineralization at Amethyst Castle comprises dominantly malachite, azurite and subordinate chrysocolla in an oxide zone underlain by a transitional zone of cuprite, chalcocite and bornite, and by a primary zone of chalcocite, bornite and minor chalcopyrite, all of which are copper minerals.
Strong uranium radiometric responses were recently obtained by Ivanhoe geologists in the excavated area and from drill core found abandoned on site. The geochemistry is similar to major Proterozoic IOCG deposits worldwide, with copper, gold, cobalt and uranium all present. The prospect areas have not undergone any detailed follow-up since limited shallow scout drilling by Australian Selection in the 1960s. (see Ivanhoe’s December 6, 2005, news release for more details on previous exploration at Amethyst Castle).
Three Amigos Prospect
Approximately 700 metres south of the Amethyst Castle workings is the Three Amigos soil copper and gold anomaly. Australian Selection collected stream sediment and soil samples between 1964 and 1966. Stream sediments (analyzed for copper only) returned values up to 200 ppm copper. The high-order, stream-sediment, gold-copper anomalies were traced back by Arimco to a vein system with associated alteration. Soil sampling returned moderately to highly anomalous gold, copper and cobalt assays. The presence of anomalous copper, gold and cobalt could suggest similarities to Amethyst Castle or an extension of Amethyst Castle to the south. An airborne radiometric survey flown 1991 located uranium anomalies coincident with these higher geochemical values of gold and copper.
Cloncurry Project Background
The Cloncurry Project, covering an area of more than 1,450 square kilometres of prospective Proterozoic terrain, was acquired by Ivanhoe in September 2003. Since its acquisition, Ivanhoe has been conducting a comprehensive exploration program on the property, with the objective of identifying bulk-tonnage copper-gold mining opportunities for development. Ivanhoe has successfully negotiated access agreements with all parties claiming Traditional Ownership of the lands covered by the exploration tenements, with mutually agreed procedures in place in the event that an economic resource is discovered. Ivanhoe has scheduled drilling in coming months on a number of high-quality targets. Some of the targets have not been previously drill tested, while others have had only limited scout drilling.
In March, 2005, Ivanhoe announced the discovery of potentially significant IOCG mineralization at the Swan Prospect at Cloncurry. See Ivanhoe’s March 21, 2005, news release for more details on this discovery.

Ivanhoe has a farm-in and exploration agreement with Placer Pacific (Osborne) Pty. Limited, a wholly-owned subsidiary of Barrick (formerly Placer Dome Inc.), to explore for deposits of gold and copper on 114.5 square kilometres at the southern end of Ivanhoe’s Cloncurry Project, representing approximately 8% of Ivanhoe’s total licence area.
Ivanhoe believes that the area has excellent geological potential to host large-scale, high-grade iron oxide copper and gold deposits similar to the nearby Ernest Henry Mine, or the Olympic Dam Mine, in South Australia. The Northwest Queensland Mineral Belt is one of the most significant mineral producers in the world. It hosts the Century, Mount Isa, Hilton Group, Cannington, Lady Loretta and Dugald River base metal deposits, the Ernest Henry and Osborne IOCG mines, the Tick Hill gold deposit and the Mary Kathleen and Valhalla uranium deposits.
Qualified Person
The scientific and technical information in this release is based on information compiled by James Heape, a Fellow of the Australian Institute of Geoscientists and a Qualified Person as required by NI 43-101. Mr. Heape, a full-time Ivanhoe Cloncurry employee, has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration, and to the activity that he is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.
Ivanhoe’s shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Forward-Looking Statements:This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s planned exploration program at the Amethyst Castle and Three Amigos prospects and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.
Attachments:
Page 4: Cloncurry Project location map showing Amethyst Castle and Three Amigos.
Pages 5 & 6: Pictures of the outcrop at Amethyst Castle with hematite breccia veins and quartz veins. This outcrop is a remnant of the brittle fault system on the granite schist contact. The material is heavily leached, but very weak copper staining is present.
Pages 7 & 8: Maps showing the main copper and gold magnetic anomalies at Amethyst Castle with regional soil sampling.